November 3, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Donald Field

Re:	Ascendant Digital Acquisition Corp. III

Amendment No. 2 to

Registration Statement on Form S-1

Filed October 19, 2021

File No. 333-255349

Dear Mr. Field:

On behalf of our client, Ascendant Digital Acquisition Corp. III (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 3, 2021, relating to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed with the Commission on October 19, 2021.

The Company has filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

General

1.

We note the auditor’s consent included in Exhibit 23.1 makes reference to their audit report dated October 12, 2021. Please have your auditor revise their consent to reference the correct date of the audit report included on page F-2 of your registration statement.

Response: The auditor has revised its consent accordingly, which the Company has filed as Exhibit 23.1 to Amendment No. 3.

United States Securities and Exchange Commission

November 3, 2021

2.

We note that the most recent amendment modified the terms of the units and specifically the warrants. We also note that the previously filed legal opinions opined upon the old securities. Please file new legal opinions which opine upon the registered securities as modified.

Response: The new legal opinions reflecting the revised terms of the units have been filed as Exhibits 5.1 and 5.2 to Amendment No. 3.

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Mark Gerhard, Ascendant Digital Acquisition Corp. III

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